Exhibit 3.18

R. L. POLK & CO.

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

* * * * *

R. L. Polk & Co., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members, filed with the minutes of the Board adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of R. L. Polk & Co. be amended by changing Article IV thereof so that, as amended, said Article shall be and read as follows:

“The number of authorized shares of capital stock is one thousand (1,000) Common shares, all of which shares are without nominal value or par value, and all of which shares shall be of one class and subject to the same terms, limitations and provisions.

The presently issued and outstanding shares of Common stock shall be converted on the basis of .001 shares of new Common stock for each issued and outstanding share of present Common stock.”

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given unanimous written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

FOURTH: That this Certificate of Amendment of the Certificate of Incorporation shall be effective on July 29, 2013.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed by Stephen Green, its Executive Vice President, this 29th day of July, 2013.

/s/ Stephen Green
By:	Stephen Green
Executive Vice President